UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): January 23, 2017

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On January 23, 2017, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the fourth quarter and year ended December 31, 2016. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and year ended December 31, 2016. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued January 23, 2017:
        McDonald's Delivers Fourth Quarter and Full Year 2016 Results

99.2   McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: January 23, 2017

By: /s/ Catherine Hoovel

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer

Exhibit Index

Exhibit No. 99.1 Investor Release of McDonald's Corporation issued January 23, 2017:
        McDonald's Delivers Fourth Quarter and Full Year 2016 Results

Exhibit No. 99.2 McDonald's Corporation: Supplemental Information, Quarter and Year Ended December 31, 2016

Exhibit 99.1



FOR IMMEDIATE RELEASE
1/23/2017

FOR MORE INFORMATION CONTACT:
Investors: Chris Stent, 630-623-3801
Media: Terri Hickey, 630-623-5593

McDONALD'S DELIVERS FOURTH QUARTER AND FULL YEAR 2016 RESULTS

OAK BROOK, IL - McDonald's Corporation today announced results for the fourth quarter and year ended December 31, 2016.

"Throughout 2016, we worked diligently to lay the groundwork for our long-term future. We focused on driving changes in our menu, restaurants and technology to deliver an enhanced McDonald's experience for our customers around the world," said McDonald's President and Chief Executive Officer Steve Easterbrook. "We applied the necessary rigour and discipline to strengthen the Company and our financial performance. Our efforts yielded a more streamlined and focused organisation that generated solid fourth quarter and full year results, including our strongest annual global comparable sales growth since 2011 along with record franchisee cash flows in many of our major markets. I am confident that we're on the right path as we pursue our goal of being recognised by our customers as the modern, progressive burger company."

Fourth quarter highlights:

- Global comparable sales increased 2.7%, including positive comparable sales in the International Lead, High Growth and Foundational segments

- Consolidated revenues decreased 5% (3% in constant currencies), due to the impact of refranchising

- Consolidated operating income increased 5% (7% in constant currencies)

- Diluted earnings per share of $1.44 increased 10% (12% in constant currencies)

Full year highlights:

- Global comparable sales increased 3.8%, including positive comparable sales across all segments

- Consolidated revenues decreased 3% (flat in constant currencies), due to the impact of refranchising

- Consolidated operating income increased 8% (11% in constant currencies)

- Diluted earnings per share of $5.44 increased 13% (16% in constant currencies)

- Returned $2.2 billion to shareholders through share repurchases and dividends in the fourth quarter and $14.2 billion for the full year, marking the successful achievement of the Company's targeted return of $30 billion for the three-year period ending 2016. In addition, the Company announced a 6% increase in its dividend beginning in the fourth quarter.

 Fourth quarter comparable sales declined 1.3% in the U.S., reflecting the challenging comparison against the prior year launch of the very successful All-Day Breakfast. Operating income for the quarter decreased 11%, as the U.S. lapped a prior year gain on the strategic sale of a unique restaurant property. Entering 2017, McDonald's U.S. will continue to focus on growing guest traffic.

 Comparable sales for the International Lead segment increased 2.8% for the quarter, reflecting strong comparable sales growth across most of the segment, led by the U.K. Fourth quarter operating income for the segment increased 1% (6% in constant currencies), fueled by sales-driven improvements in franchised margin dollars across most markets.

 Fourth quarter comparable sales increased 4.7% in the High Growth segment led by strong performance in China and positive results across the entire segment. The segment's operating income rose 16% (18% in constant currencies), driven primarily by improved restaurant profitability in China, which benefited from recent VAT reform.

 Fourth quarter comparable sales rose 11.1% in the Foundational markets led by very strong performance in Japan and certain markets in Latin America, as well as solid results across the segment's remaining geographic regions. For the segment, which includes Corporate SG&A and other costs, operating income increased for the quarter. These results primarily reflect a gain from the sale of McDonald's Singapore in connection with the Company's refranchising initiatives, as well as improved performance in Japan.

Steve Easterbrook concluded, "For McDonald's, 2016 was a year of purposeful change as we focused on the key elements of our turnaround plan - strengthening our business to drive long-term sustainable growth by sharpening our focus on our customers, right-sizing our structure and putting the right talent in place to lead the Company into the future. I'm confident that we are well-positioned to transition to a longer-term focus in 2017. Our refranchising efforts and financial discipline will enable us to direct our capital and G&A resources towards new strategic opportunities to deliver on our long-term strategy. We look forward to providing further details on our strategy and financial targets later this quarter. As we begin the first quarter of 2017, we are mindful of the comparison we face against first quarter 2016 results, which benefited from leap year, favourable weather and continued momentum from All-Day Breakfast in the U.S."

KEY HIGHLIGHTS - CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended December 31,				Years Ended December 31,			
	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$6,028.9	$6,341.3	(5)%	(3)%	$24,621.9	$25,413.0	(3)%	0%
Operating income	1,969.0	1,880.4	5	7	7,744.5	7,145.5	8	11
Net income	1,193.4	1,206.2	(1)	1	4,686.5	4,529.3	3	6
Earnings per share-diluted	$ 1.44	$ 1.31	10 %	12 %	$ 5.44	$ 4.80	13 %	16%

Results for the quarter and year benefited from stronger operating performance, and the year also benefited from higher gains on sales of restaurant businesses, mostly in the U.S.

Both periods were impacted by the Company's ongoing refranchising and G&A initiatives:

- In 2016, the quarter included $16 million of net pre-tax strategic credits consisting of a gain of $75 million from the sale of McDonald's Singapore to a developmental licensee, partly offset by restructuring charges, while the year included net pre-tax impairment and restructuring charges of $342 million.

- In 2015, the fourth quarter and year included net pre-tax strategic charges of $74 million and $307 million, respectively, primarily consisting of impairment and restructuring charges.

In addition, fourth quarter 2015 included a gain of $135 million from the strategic sale of a unique restaurant property in the U.S.

For the quarter and year 2016, the current and prior year net strategic charges/credits did not have a significant impact on diluted earnings per share growth rates.

Foreign currency translation had a negative impact of $0.03 and $0.11 on diluted earnings per share for the quarter and year, respectively.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and year ended December 31, 2016.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 10:00 a.m. (Central Time) on January 23, 2017. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

McDonald's Corporation will broadcast its upcoming investor meeting live over the Internet on March 1, 2017. Information on presentation times and the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

McDonald's plans to release first quarter results before the market opens on April 25, 2017 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 36,000 locations in over 100 countries. Approximately 85% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit 99.2 in the Company's Form 8-K filing on January 23, 2017. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Quarters Ended December 31,	2016	2015	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$ 3,652.8	$ 4,030.2	$ (377.4)	(9)%
Revenues from franchised restaurants	2,376.1	2,311.1	65.0	3
TOTAL REVENUES	6,028.9	6,341.3	(312.4)	(5)
Operating costs and expenses				
Company-operated restaurant expenses	3,035.9	3,418.6	(382.7)	(11)
Franchised restaurants—occupancy expenses	434.8	416.2	18.6	4
Selling, general & administrative expenses	627.5	675.1	(47.6)	(7)
Other operating (income) expense, net	(38.3)	(49.0)	10.7	22
Total operating costs and expenses	4,059.9	4,460.9	(401.0)	(9)
OPERATING INCOME	1,969.0	1,880.4	88.6	5
Interest expense	221.2	180.9	40.3	22
Nonoperating (income) expense, net	12.9	(11.3)	24.2	n/m
Income before provision for income taxes	1,734.9	1,710.8	24.1	1
Provision for income taxes	541.5	504.6	36.9	7
NET INCOME	$ 1,193.4	$ 1,206.2	$ (12.8)	(1)%
EARNINGS PER SHARE-DILUTED	$ 1.44	$ 1.31	$ 0.13	10 %
Weighted average shares outstanding-diluted	829.7	919.9	(90.2)	(10)%

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Years Ended December 31,	2016	2015	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$15,295.0	$16,488.3	$(1,193.3)	(7)%
Revenues from franchised restaurants	9,326.9	8,924.7	402.2	5
TOTAL REVENUES	24,621.9	25,413.0	(791.1)	(3)
Operating costs and expenses				
Company-operated restaurant expenses	12,698.8	13,976.9	(1,278.1)	(9)
Franchised restaurants—occupancy expenses	1,718.4	1,646.9	71.5	4
Selling, general & administrative expenses	2,384.5	2,434.3	(49.8)	(2)
Other operating (income) expense, net	75.7	209.4	(133.7)	(64)
Total operating costs and expenses	16,877.4	18,267.5	(1,390.1)	(8)
OPERATING INCOME	7,744.5	7,145.5	599.0	8
Interest expense	884.8	638.3	246.5	39
Nonoperating (income) expense, net	(6.3)	(48.5)	42.2	87
Income before provision for income taxes	6,866.0	6,555.7	310.3	5
Provision for income taxes	2,179.5	2,026.4	153.1	8
NET INCOME	$ 4,686.5	$ 4,529.3	$ 157.2	3 %
EARNINGS PER SHARE-DILUTED	$ 5.44	$ 4.80	$ 0.64	13 %
Weighted average shares outstanding-diluted	861.2	944.6	(83.4)	(9)%

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Year Ended December 31, 2016

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter and year ended December 31, 2016. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended December 31,	2016	2015	Currency Translation Benefit/ (Cost) 2016
Revenues	$ 6,028.9	$ 6,341.3	$ (139.7)
Company-operated margins	616.9	611.6	(17.9)
Franchised margins	1,941.3	1,894.9	(30.9)
Selling, general & administrative expenses	627.5	675.1	6.6
Operating income	1,969.0	1,880.4	(36.2)
Net income	1,193.4	1,206.2	(22.9)
Earnings per share-diluted	$ 1.44	$ 1.31	$ (0.03)

Years Ended December 31,	2016	2015	Currency Translation Benefit/ (Cost) 2016
Revenues	$24,621.9	$25,413.0	$ (691.9)
Company-operated margins	2,596.2	2,511.4	(88.8)
Franchised margins	7,608.5	7,277.8	(117.9)
Selling, general & administrative expenses	2,384.5	2,434.3	28.1
Operating income	7,744.5	7,145.5	(173.0)
Net income	4,686.5	4,529.3	(96.7)
Earnings per share-diluted	$ 5.44	$ 4.80	$ (0.11)

The impact of foreign currency translation on consolidated operating results for the quarter primarily reflected the weaker British Pound. The year reflected a weaker British Pound as well as many other currencies.

Net Income and Diluted Earnings per Share

For the quarter, net income decreased 1% (increased 1% in constant currencies) to $1,193.4 million, and diluted earnings per share increased 10% (12% in constant currencies) to $1.44. Foreign currency translation had a negative impact of $0.03 on diluted earnings per share.

For the year, net income increased 3% (6% in constant currencies) to $4,686.5 million, and diluted earnings per share increased 13% (16% in constant currencies) to $5.44. Foreign currency translation had a negative impact of $0.11 on diluted earnings per share.

Results for the quarter and year benefited from stronger operating performance, and the year also benefited from higher gains on sales of restaurant businesses, mostly in the U.S.

Both periods were impacted by the Company's ongoing refranchising and G&A initiatives:

- In 2016, the quarter included $16 million of net pre-tax strategic credits consisting of a gain of $75 million from the sale of McDonald's Singapore to a developmental licensee, partly offset by restructuring charges, while the year included net pre-tax impairment and restructuring charges of $342 million.
- In 2015, the fourth quarter and year included net pre-tax strategic charges of $74 million and $307 million, respectively, primarily consisting of impairment and restructuring charges.

In addition, fourth quarter 2015 included a gain of $135 million from the strategic sale of a unique restaurant property in the U.S.

For the quarter and year 2016, the current and prior year net strategic charges/credits did not have a significant impact on diluted earnings per share growth rates.

Diluted earnings per share for both periods benefited from a decrease in diluted weighted average shares outstanding due to share repurchases. During the quarter, the Company repurchased 11.9 million shares of stock for $1.4 billion, bringing total purchases for the year to 92.3 million shares or $11.1 billion. In addition, the Company paid a quarterly dividend of $0.94 per share, or $773.1 million, bringing the total dividends paid for the year to $3.1 billion.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

The Company is accelerating the pace of refranchising to optimize its restaurant ownership mix, generate more stable and predictable revenue and cash flow streams, and operate with a less resource-intensive structure. The shift to a greater percentage of franchised restaurants negatively impacts consolidated revenues as Company-operated sales are replaced by franchised revenues, where the Company receives rent and/or royalty revenue based on a percentage of sales.

REVENUES
Dollars in millions

Quarters Ended December 31,	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 890.6	$ 1,071.8	(17)%	(17)%
International Lead Markets	1,027.8	1,192.5	(14)	(7)
High Growth Markets	1,314.4	1,271.0	3	5
Foundational Markets & Corporate	420.0	494.9	(15)	(15)
Total	$ 3,652.8	$ 4,030.2	(9)%	(7)%
Franchised revenues				
U.S.	$ 1,146.9	$ 1,145.5	0 %	0 %
International Lead Markets	743.1	723.1	3	7
High Growth Markets	202.2	187.4	8	10
Foundational Markets & Corporate	283.9	255.1	11	13
Total	$ 2,376.1	$ 2,311.1	3 %	4 %
Total revenues				
U.S.	$ 2,037.5	$ 2,217.3	(8)%	(8)%
International Lead Markets	1,770.9	1,915.6	(8)	(2)
High Growth Markets	1,516.6	1,458.4	4	6
Foundational Markets & Corporate	703.9	750.0	(6)	(5)
Total	$ 6,028.9	$ 6,341.3	(5)%	(3)%

Years Ended December 31,	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 3,742.6	$ 4,198.4	(11)%	(11)%
International Lead Markets	4,278.5	4,798.4	(11)	(6)
High Growth Markets	5,377.9	5,441.5	(1)	4
Foundational Markets & Corporate	1,896.0	2,050.0	(8)	(5)
Total	$15,295.0	$16,488.3	(7)%	(4)%
Franchised revenues				
U.S.	$ 4,510.1	$ 4,360.5	3 %	3 %
International Lead Markets	2,944.9	2,816.5	5	8
High Growth Markets	782.8	731.3	7	9
Foundational Markets & Corporate	1,089.1	1,016.4	7	11
Total	$ 9,326.9	$ 8,924.7	5 %	6 %
Total revenues				
U.S.	$ 8,252.7	$ 8,558.9	(4)%	(4)%
International Lead Markets	7,223.4	7,614.9	(5)	(1)
High Growth Markets	6,160.7	6,172.8	0	4
Foundational Markets & Corporate	2,985.1	3,066.4	(3)	1
Total	$24,621.9	$25,413.0	(3)%	0 %

- **Revenues:** Revenues decreased 5% (3% in constant currencies) for the quarter and decreased 3% (flat in constant currencies) for the year.

  - **U.S.:** Revenues decreased for the quarter and year due to the impact of refranchising, partly offset by modestly positive comparable sales for the year.

  - **International Lead Markets:** Revenues decreased for both periods due to the impact of refranchising, partly offset by strong comparable sales growth across most of the segment.

  - **High Growth Markets:** Revenues increased for the quarter and were flat for the year, partly due to negative foreign currency translation. In constant currencies, revenues increased for both periods due to positive comparable sales growth in China and across most markets, and continued expansion in Russia.

Comparable Sales and Guest Counts

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix.

COMPARABLE SALES AND GUEST COUNTS

	Comparable Sales Increase/ (Decrease)				Comparable Guest Counts Increase/ (Decrease)*	
	Quarters Ended December 31,		Years Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015	2016	2015
U.S.	(1.3)%	5.7%	1.7%	0.5%	(2.1)%	(3.0)%
International Lead Markets	2.8	4.2	3.4	3.4	1.5	1.0
High Growth Markets	4.7	3.0	2.8	1.8	(0.8)	(2.2)
Foundational Markets & Corporate	11.1	5.9	10.0	0.7	1.9	(3.7)
Total	2.7 %	5.0%	3.8%	1.5%	(0.3)%	(2.3)%

* Comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed.

Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

	Quarter Ended December 31, 2016		Year Ended December 31, 2016	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	(2)%	(2)%	2%	2%
International Lead Markets	(1)	4	1	5
High Growth Markets	6	8	3	6
Foundational Markets & Corporate	11	12	8	11
Total	2 %	4 %	3%	5%

FRANCHISED SALES
Dollars in millions

Quarters Ended December 31,	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 8,289.8	$ 8,249.1	0%	0%
International Lead Markets	4,288.1	4,154.8	3	7
High Growth Markets	1,221.9	1,117.1	9	12
Foundational Markets & Corporate	4,035.9	3,501.8	15	16
Total*	$17,835.7	$17,022.8	5%	6%

Years Ended December 31,	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$32,646.2	$31,638.8	3%	3%
International Lead Markets	17,048.9	16,313.4	5	8
High Growth Markets	4,857.9	4,525.0	7	10
Foundational Markets & Corporate	15,153.7	13,749.1	10	14
Total*	$69,706.7	$66,226.3	5%	7%

*   Sales from developmental licensed restaurants and foreign affiliated markets where the Company earns a royalty based on a percent of sales totaled $3,685.3 million and $3,071.3 million for the quarters 2016 and 2015, respectively, and $13,671.9 million and $12,181.4 million for the years 2016 and 2015, respectively. Results reflected improved performance in Japan, partly due to the stronger Yen, and improved performance across most markets. These results were partly offset by weaker currencies in Latin America. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters Ended December 31,	Percent		Amount			Inc/ (Dec) Excluding Currency Translation
	2016	2015	2016	2015	Inc/ (Dec)	
Franchised						
U.S.	82.5%	83.3%	$ 945.8	$ 953.7	(1)%	(1)%
International Lead Markets	80.3	80.4	597.0	581.4	3	7
High Growth Markets	71.1	71.4	143.9	133.7	8	10
Foundational Markets & Corporate	89.7	88.6	254.6	226.1	13	15
Total	81.7%	82.0%	$1,941.3	$1,894.9	2 %	4 %
Company-operated						
U.S.	18.3%	16.0%	$ 163.3	$ 171.6	(5)%	(5)%
International Lead Markets	20.7	20.3	213.2	241.5	(12)	(5)
High Growth Markets	13.1	10.4	172.7	131.9	31	33
Foundational Markets & Corporate	16.1	13.5	67.7	66.6	1	2
Total	16.9%	15.2%	$ 616.9	$ 611.6	1 %	4 %

Years Ended December 31,	Percent		Amount			Inc/ (Dec) Excluding Currency Translation
	2016	2015	2016	2015	Inc/ (Dec)	
Franchised						
U.S.	82.6%	82.7%	$3,725.5	$3,605.8	3 %	3 %
International Lead Markets	80.2	80.0	2,362.8	2,254.4	5	8
High Growth Markets	70.2	71.1	549.9	519.6	6	8
Foundational Markets & Corporate	89.1	88.3	970.3	898.0	8	12
Total	81.6%	81.5%	$7,608.5	$7,277.8	5 %	6 %
Company-operated						
U.S.	16.5%	15.1%	$ 617.7	$ 632.1	(2)%	(2)%
International Lead Markets	20.7	20.0	886.4	961.4	(8)	(3)
High Growth Markets	14.8	12.1	796.1	658.5	21	26
Foundational Markets & Corporate	15.6	12.7	296.0	259.4	14	17
Total	17.0%	15.2%	$2,596.2	$2,511.4	3 %	7 %

• **Franchised:** Franchised margin dollars increased $46.4 million or 2% (4% in constant currencies) for the quarter and increased $330.7 million or 5% (6% in constant currencies) for the year. Both periods benefited from expansion and the impact of refranchising, as well as positive comparable sales performance.

   • **U.S.:** The franchised margin percent declined in both periods primarily due to higher occupancy costs. The quarter was also impacted by negative comparable sales.

   • **International Lead Markets:** The franchised margin percent declined for the quarter and increased for the year. Both periods reflected the benefit from positive comparable sales performance, but the benefit for the quarter was more than offset by higher occupancy costs and the impact of refranchising.

   • **High Growth Markets:** The decrease in the franchised margin percent for the quarter and year was primarily due to the impact of refranchising and higher occupancy costs. The decrease for the quarter, and to a lesser extent for the year, was partly offset by the benefit of positive comparable sales performance.

In general, refranchising may have a dilutive effect on the franchised margin percent, but results in higher franchised margin dollars.

• **Company-operated:** Company-operated margin dollars increased $5.3 million or 1% (4% in constant currencies) for the quarter and increased $84.8 million or 3% (7% in constant currencies) for the year.

   • **U.S.:** The Company-operated margin percent increased for the quarter and year. Both periods benefited from a higher average check partly offset by the impact of negative guest counts. In addition, both periods reflected lower commodity and higher labor costs, which were more significant for the year.

   • **International Lead Markets:** The Company-operated margin percent increased for the quarter and year primarily due to positive comparable sales, partly offset by higher labor and occupancy costs.

   • **High Growth Markets:** The Company-operated margin percent increased for the quarter and year primarily due to positive comparable sales and improved restaurant profitability in China, which benefited from recent VAT reform. Higher labor costs across the segment pressured margins for both periods.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
Food & paper	31.9%	33.2%	32.0%	33.7%
Payroll & employee benefits	27.3	27.2	27.0	26.7
Occupancy & other operating expenses	23.9	24.4	24.0	24.4
Total expenses	83.1%	84.8%	83.0%	84.8%
Company-operated margins	16.9%	15.2%	17.0%	15.2%

Selling, General & Administrative Expenses

SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Dollars in millions

Years Ended December 31,	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 741.2	$ 766.2	(3)%	(3)%
International Lead Markets	463.5	533.9	(13)	(10)
High Growth Markets	294.5	325.8	(10)	(6)
Foundational Markets & Corporate	885.3	808.4	10	10
Total (Selling, General & Administrative Expenses)	$ 2,384.5	$ 2,434.3	(2)	(1)
Less: Incentive-Based Compensation*	418.3	317.0	32 %	33 %
Total (Excluding Incentive-Based Compensation)	$ 1,966.2	$ 2,117.3	(7)%	(6)%**

* Includes all cash incentives and share-based compensation expense
** Excludes $24.8 million of foreign currency benefit

- Selling, general and administrative expenses decreased $49.8 million or 2% (1% in constant currencies) for the year. These results were due to lower employee-related costs resulting from the Company's recent restructuring and other cost-saving initiatives, mostly offset by higher incentive-based compensation expenses reflecting improved Company performance.

- For the year, selling, general and administrative expenses as a percent of revenues increased to 9.7% for 2016 compared with 9.6% for 2015, and as a percent of Systemwide sales decreased to 2.8% for 2016 compared with 2.9% for 2015.

- In connection with our turnaround plan, the Company established a net selling, general and administrative savings target of $500 million to be achieved by the end of 2018, excluding the effects of any foreign currency changes. These savings represent a reduction of about 20% from our selling, general and administrative base of $2.6 billion at the beginning of 2015. This base included incentive-based compensation of approximately $330 million, which assumed achievement of planned operating performance.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
Gains on sales of restaurant businesses	$ (63.8)	$ (61.8)	$ (283.4)	$ (145.9)
Equity in (earnings) losses of unconsolidated affiliates	(29.6)	50.9	(54.8)	146.8
Asset dispositions and other (income) expense, net	70.7	(112.0)	72.3	(26.6)
Impairment and other charges, net	(15.6)	73.9	341.6	235.1
Total	$ (38.3)	$ (49.0)	$ 75.7	$ 209.4

- Gains on sales of restaurant businesses remained relatively flat for the quarter and increased for the year, primarily due to a higher number of restaurant sales in the U.S.

- Equity in earnings of unconsolidated affiliates increased for the quarter and year mainly due to improved performance in Japan.

- The increase in asset dispositions and other expense for the quarter and year reflected the negative impact from lapping the fourth quarter 2015 gain of $135 million on the strategic sale of a unique restaurant property in the U.S. For the year, results benefited from comparison to asset write-offs of $72 million resulting from the decision to close under-performing restaurants, mostly in the U.S. and China, in first quarter 2015.

- Impairment and other charges, net decreased for the quarter and increased for the year. In 2016, the quarter included $16 million of net pre-tax strategic credits consisting of a gain of $75 million from the sale of McDonald's Singapore to a developmental licensee, partly offset by restructuring charges, while the year included net pre-tax impairment and restructuring charges of $342 million. In 2015, the fourth quarter and year included net pre-tax strategic charges of $74 million and $235 million, respectively, primarily consisting of impairment and restructuring charges.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended December 31,	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 932.1	$1,052.3	(11)%	(11)%
International Lead Markets	711.2	701.0	1	6
High Growth Markets	234.1	201.8	16	18
Foundational Markets & Corporate	91.6	(74.7)	n/m	n/m
Total	$1,969.0	$1,880.4	5 %	7 %

Years Ended December 31,	2016	2015	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$3,768.7	$3,612.0	4 %	4 %
International Lead Markets	2,838.4	2,712.6	5	9
High Growth Markets	1,048.8	841.1	25	29
Foundational Markets & Corporate	88.6	(20.2)	n/m	n/m
Total	$7,744.5	$7,145.5	8 %	11 %

n/m Not meaningful

- *Operating Income:* Operating income increased $88.6 million or 5% (7% in constant currencies) for the quarter and increased $599.0 million or 8% (11% in constant currencies) for the year.

  - *U.S.:* Operating income decreased for the quarter and increased for the year. Both periods reflected the negative impact from lapping the fourth quarter 2015 gain on the strategic sale of a unique restaurant property. The year benefited from higher sales-driven franchised margin dollars and higher gains from sales of restaurant businesses.

  - *International Lead Markets:* The constant currency operating income increase for the quarter and year was primarily due to sales-driven improvements in franchised margin dollars across most markets.

  - *High Growth Markets:* The constant currency operating income increase for the quarter and year was driven primarily by improved restaurant profitability in China.

  - *Foundational Markets and Corporate:* The constant currency operating income increase for the quarter and year benefited from the gain on the sale of McDonald's Singapore and Japan's strong performance. The year also reflected the current and prior year net impact of impairment and restructuring charges from the Company's global refranchising and G&A initiatives.

- *Operating Margin:* Operating margin is defined as operating income as a percent of total revenues. Operating margin was 31.5% and 28.1% for the year ended 2016 and 2015, respectively.

Interest Expense

- Interest expense increased 22% for the quarter and 39% for the year primarily due to higher average debt balances in connection with the Company's strategy to optimize its capital structure, partly offset by lower average interest rates.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended December 31,		Years Ended December 31,	
	2016	2015	2016	2015
Interest income	$ 2.4	$ (2.3)	$ (3.6)	$ (9.5)
Foreign currency and hedging activity	(1.3)	(10.4)	(24.5)	(56.0)
Other (income) expense, net	11.8	1.4	21.8	17.0
Total	$ 12.9	$ (11.3)	$ (6.3)	$ (48.5)

Income Taxes

- The effective income tax rate was 31.2% and 29.5% for the quarters ended 2016 and 2015, respectively, and 31.7% and 30.9% for the years 2016 and 2015, respectively. The higher effective tax rate for the quarter was primarily due to lower tax benefits associated with the Company's ongoing foreign cash repatriation and the tax cost associated with certain foreign transactions, partially offset by tax benefits associated with the Company's refranchising. The effective income tax rate for both periods benefited from the early adoption of new accounting guidance related to share-based compensation.

Outlook

- The Company's Outlook will be provided in conjunction with its March 1, 2017 Investor Meeting.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At December 31,	2016	2015	Inc/ (Dec)
U.S.	14,155	14,259	(104)
International Lead Markets			
Germany	1,470	1,478	(8)
Canada	1,450	1,443	7
France	1,419	1,384	35
United Kingdom	1,274	1,261	13
Australia	956	955	1
Other	282	281	1
Total International Lead Markets	6,851	6,802	49
High Growth Markets			
China	2,391	2,223	168
Russia	608	541	67
Italy	554	531	23
Spain	501	497	4
Korea	435	434	1
Other	1,063	1,040	23
Total High Growth Markets	5,552	5,266	286
Foundational Markets & Corporate			
Japan	2,911	2,956	(45)
Brazil	902	883	19
Philippines	520	481	39
Taiwan	397	405	(8)
Other	5,611	5,473	138
Total Foundational Markets & Corporate	10,341	10,198	143
Systemwide restaurants	36,899	36,525	374
Countries	120	119	1

SYSTEMWIDE RESTAURANTS BY TYPE

At December 31,	2016	2015	Inc/ (Dec)
U.S.			
Conventional franchised	13,046	12,899	147
Company-operated	1,109	1,360	(251)
Total U.S.	14,155	14,259	(104)
International Lead Markets			
Conventional franchised	5,765	5,556	209
Developmental licensed	19	17	2
Total Franchised	5,784	5,573	211
Company-operated	1,067	1,229	(162)
Total International Lead Markets	6,851	6,802	49
High Growth Markets			
Conventional franchised	1,774	1,668	106
Developmental licensed	582	477	105
Foreign affiliated	292	282	10
Total Franchised	2,648	2,427	221
Company-operated	2,904	2,839	65
Total High Growth Markets	5,552	5,266	286
Foundational Markets & Corporate			
Conventional franchised	974	1,024	(50)
Developmental licensed	5,699	5,035	664
Foreign affiliated	3,079	3,123	(44)
Total Franchised	9,752	9,182	570
Company-operated	589	1,016	(427)
Total Foundational Markets & Corporate	10,341	10,198	143
Systemwide			
Conventional franchised	21,559	21,147	412
Developmental licensed	6,300	5,529	771
Foreign affiliated	3,371	3,405	(34)
Total Franchised	31,230	30,081	1,149
Company-operated	5,669	6,444	(775)
Total Systemwide	36,899	36,525	374

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking words, such as "may," "will," "expect," "believe" and "plan" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the date of this report. Except as required by law, we do not undertake to update them.   Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements. Our business results are subject to a variety of risks, including those that are reflected in the following considerations and factors, as well as elsewhere in our filings with the SEC. If any of these considerations or risks materialize, our expectations may change and our performance may be adversely affected.

If we do not successfully design and execute our business strategies, we may not be able to increase operating income or market share.

To drive future results, we must design business strategies that are effective in delivering operating income growth. Whether these strategies are successful depends mainly on our System's ability to:

• Continue to innovate and differentiate the McDonald's experience in a way that balances value to our customers with profitability;

• Reinvest in our restaurants and identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants;

• Provide clean and friendly environments that deliver a consistent McDonald's experience and demonstrate high service levels;

• Drive restaurant improvements that achieve optimal capacity, particularly during peak mealtime hours; and

• Manage the complexity of our restaurant operations.

If we are delayed or unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

The implementation of our turnaround plan may intensify the risks we face and may not be successful in achieving improved performance.

Our turnaround plan includes an accelerated pace of refranchising, cost savings initiatives and global restructuring. As we continue to implement our plans, the existing risks we face in our business may be intensified. Our efforts to reduce costs and capital expenditures depend, in part, upon our refranchising efforts, which, in turn, depend upon our ability to select qualified and capable franchisees and licensees. Our cost savings initiatives also depend upon our ability to achieve efficiencies through the consolidation of global, back-office functions. Therefore, if our turnaround-related initiatives are not successful, take longer to complete than initially projected, or are not well executed, or if our cost reduction efforts adversely impact our effectiveness, our business operations, financial results and results of operations could be adversely affected.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the "informal eating out" (IEO) segment, which is highly competitive. We are facing sluggish restaurant industry trends in several key markets, including the U.S. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores and coffee shops. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by new or continuing actions of our competitors, which may have a short- or long-term impact on our results.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, develop new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations and respond effectively to our competitors' actions. Recognizing these dependencies, we have intensified our focus in recent periods on strategies to achieve these goals, including the turnaround plan described above, and we will likely continue to modify our strategies and implement new strategies in the future. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics.

If we do not anticipate and address evolving consumer preferences, our business could suffer.

Our continued success depends on our System's ability to anticipate and respond effectively to continuously shifting consumer demographics, and trends in food sourcing, food preparation and consumer preferences in the IEO segment. In order to deliver a relevant experience for our customers amidst a highly competitive, value-driven operating environment, we must implement initiatives to adapt at an aggressive pace. There is no assurance that these initiatives will be successful and, if they are not, our financial results could be adversely impacted.

If pricing, promotional and marketing plans are not effective, our results may be negatively impacted.

Our results depend on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies, and the value proposition they represent, are expected to continue to be important components of our business strategy; however, they may not be successful and could negatively impact sales and margins. Further, the promotion of menu offerings may yield results below the desired levels. We may also not fully realize the benefits of the significant investments we are making to enhance the customer experience through digital engagement and social media.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful, and we may fail to attract and retain customers. We have expanded engagement with our customers through digital media and loyalty initiatives. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels allows us to reach our customers effectively. If the advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Failure to preserve the value and relevance of our brand could have a negative impact on our financial results.

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand. Brand value is based in part on consumer perceptions. Those perceptions are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, our business practices and the manner in which we source the commodities we use. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health and other scientific studies and conclusions, which constantly evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the IEO segment or perceptions of our brand generally or relative to available alternatives. Consumer perceptions may also be affected by third parties presenting or promoting adverse commentary or portrayals of the quick-service category of the IEO segment, our brand and/or our operations, our suppliers or our franchisees. If we are unsuccessful in addressing such adverse commentary or portrayals, our brand and our financial results may suffer.

Additionally, the ongoing relevance of our brand may depend on the success of our sustainability initiatives, which require System-wide coordination and alignment. If we are not effective in addressing social responsibility matters or achieving relevant sustainability goals, consumer trust in our brand may suffer. In particular, business incidents that erode consumer trust or confidence, particularly if such incidents receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our financial results.

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including hostilities, epidemics and actions taken by governments to manage national and international economic matters, whether through austerity or stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Continued adverse economic conditions or adverse changes in economic conditions in our markets could pressure our operating performance, and our business and financial results may suffer.

Our results of operations are also affected by fluctuations in currency exchange rates, which may adversely affect reported earnings.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure reliable and sufficient product supply, including on favorable terms. Although many of the products we sell are sourced from a wide variety of suppliers in countries around the world, certain products have limited suppliers, which may increase our reliance on those suppliers. Supply chain interruptions, including shortages and transportation issues, and price increases can adversely affect us as well as our suppliers and franchisees whose performance may have a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers, franchisees or us. If we experience interruptions in our System's supply chain, our costs could increase and it could limit the availability of products critical to our System's operations.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future. Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe food products, including as our menu evolves. However, food safety events, including instances of food-borne illness, have occurred in the food industry in the past, and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand and reputation as well as our revenues and profits.

Our franchise business model presents a number of risks.

Our success increasingly relies on the financial success and cooperation of our franchisees, yet we have limited influence over their operations. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-operated restaurants. Our franchisees manage their businesses independently, and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. If our franchisees do not experience sales growth, our revenues and margins could be negatively affected as a result. Also, if sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, restaurant closures or delayed or reduced payments to us. Our refranchising effort will increase that dependence and the effect of those factors.

Our success also increasingly depends on the willingness and ability of our independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. Franchisees' ability to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the creditworthiness of our franchisees or the Company. Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, the brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex and changing. Our ability to achieve the benefits of our refranchising strategy, which involves a shift to a greater percentage of franchised restaurants, in a timely manner or at all, will depend on various factors, including our ability to timely and effectively select franchisees and/or licensees that meet our rigorous standards and/or to complete transactions on favorable terms and to manage associated risks. It will also depend on the performance of our franchisees, and whether the resulting ownership mix supports our financial objectives.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supply, fuel, utilities, distribution and other operating costs. Any volatility in certain commodity prices could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef and chicken, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand, international commodity markets, food safety concerns, product recalls and government regulation, all of which are beyond our control and, in many instances, unpredictable. We can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

The global scope of our business subjects us to risks that could negatively affect our business.

We encounter differing cultural, regulatory and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and guest counts.

Disruptions in operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or changes in trade-related tariffs or controls, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. The cost and disruption of responding to governmental investigations or inquiries, whether or not they have merit, may impact our results and could cause reputational or other harm. Our international success depends in part on the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental investigations or inquiries.

Additionally, challenges and uncertainties are associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. Such challenges may be exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could have a material adverse effect on our business and financial condition.

We may also face challenges and uncertainties in developed markets. For example, as a result of the U.K.'s decision to leave the European Union through a negotiated exit over a period of time, it is possible that there will be increased regulatory complexities, as well as potential referenda in the U.K. and/or other European countries, that could cause uncertainty in European or worldwide economic conditions. In the short term, the decision created volatility in certain foreign currency exchange rates, and the resulting depression in those exchange rates may continue. Any of these effects, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

Challenges with respect to talent management could harm our business.

Effective succession planning is important to our long-term success. Failure effectively to identify, develop and retain key personnel, recruit high-quality candidates and ensure smooth management and personnel transitions could disrupt our business and adversely affect our results.

Our success depends in part on our System's ability to recruit, motivate and retain a qualified workforce to work in our restaurants in an intensely competitive environment. Increased costs associated with recruiting, motivating and retaining qualified employees to work in our Company-operated restaurants could have a negative impact on our Company-operated margins. Similar concerns apply to our franchisees.

We are also impacted by the costs and other effects of compliance with U.S. and international regulations affecting our workforce, which includes our staff and employees working in our Company-operated restaurants. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, immigration, retirement and other employee benefits and workplace practices. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers (or perceptions thereof) could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to recruit and retain talent) or the franchisees and suppliers that are also part of the McDonald's System and whose performance may have a material impact on our results.

Information technology system failures or interruptions or breaches of network security may interrupt our operations.

We are increasingly reliant on technological systems, such as point-of-sale and other in-store systems or platforms, as well as technologies that facilitate communication and collaboration internally, with affiliated entities, or with independent third parties to conduct our business, including technology-enabled solutions provided to us by third parties. Any failure of these systems could significantly impact our operations and customer perceptions.

Despite the implementation of security measures, those technology systems and solutions could become vulnerable to damage, disability or failures due to theft, fire, power loss, telecommunications failure or other catastrophic events. The third party solutions also present the risks faced by the third party's business. If those systems or solutions were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations.

Furthermore, security breaches involving our systems, the systems of the parties we communicate or collaborate with, or those of third party providers may occur, such as unauthorized access, denial of service, computer viruses and other disruptive problems caused by hackers. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business. An actual or alleged security breach could result in system disruptions, shutdowns, theft or unauthorized disclosure of confidential information. The occurrence of any of these incidents could result in adverse publicity, loss of consumer confidence, reduced sales and profits, and criminal penalties or civil liabilities.

Increasing regulatory complexity may adversely affect restaurant operations and our financial results.

Our regulatory environment worldwide exposes us to complex compliance and similar risks that could affect our operations and results in material ways. In many of our markets, we are subject to increasing regulation, which has increased our cost of doing business. We are affected by the cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, including where inconsistent standards imposed by multiple governmental authorities can adversely affect our business and increase our exposure to litigation or governmental investigations or proceedings.

Our success depends in part on our ability to manage the impact of new, potential or changing regulations that can affect our business plans and operations. These regulations include product packaging, marketing, the nutritional content and safety of our food and other products, labeling and other disclosure practices; and compliance efforts may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers (particularly given varying requirements and practices for testing and disclosure).

Additionally, we are working to manage the risks and costs to us, our franchisees and our supply chain of the effects of climate change, greenhouse gases, and diminishing energy and water resources. These risks include the increased public focus, including by governmental and nongovernmental organizations, on these and other environmental sustainability matters, such as packaging and waste, animal health and welfare, deforestation and land use. These risks also include the increased pressure to make commitments, set targets or establish additional goals and take actions to meet them. These risks could expose us to market, operational and execution costs or risks. If we are unable to effectively manage the risks associated with our complex regulatory environment, it could have a material adverse effect on our business and financial condition.

We are subject to increasing legal complexity and could be party to litigation that could adversely affect us.

Increasing legal complexity will continue to affect our operations and results in material ways. We could be subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations, employment and personal injury claims, landlord/tenant disputes, disputes with current or former suppliers, claims by current or former franchisees and intellectual property claims (including claims that we infringed another party's trademarks, copyrights or patents).

Inconsistent standards imposed by governmental authorities can adversely affect our business and increase our exposure to regulatory proceedings or litigation.

Litigation involving our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions. We are also subject to legal and compliance risks and associated liability, such as in the areas of privacy and data collection, protection and management, as it relates to information we collect and share when we provide optional technology-related services and platforms to third parties.

Our operating results could also be affected by the following:

- The relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices; and

- The scope and terms of insurance or indemnification protections that we may have.

A judgment significantly in excess of any applicable insurance coverage or third party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these claims may hurt our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the United States and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the United States in which we do business or may do business in the future and may never be registered in all of these countries. The steps we have taken to protect our intellectual property in the United States and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time-consuming, result in costly litigation and harm our business.

We cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that hurt the value of our intellectual property.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or related authoritative interpretations, including to the extent that corporate tax reform becomes a key component of budgetary initiatives in the United States or elsewhere. We are also impacted by settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope. Any increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, consumer and demographic trends, and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant adverse effect on our reported results for the affected periods.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. If any of these events were to occur, they could have a material adverse effect on our business and financial condition.

Trading volatility and price of our common stock may be adversely affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these factors, some of which are outside our control, are the following:

- The continuing unpredictable global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States, which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of corporate actions and market and third-party perceptions and assessments of such actions, such as those we may take from time to time as we implement our strategies in light of changing business, legal and tax considerations and evolve our corporate structure.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our results and prospects. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.